                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*
                                (Name of Issuer)

                                  CATUITY, INC
                         (Title of Class of Securities)

                          COMMON STOCK $.001 PAR VALUE
                                 (CUSIP Number)

                                   149481 20 2
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JUNE 22, 2005
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

--------------------------------------------------------------------------------
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.   149481 20 2
--------------------------------------------------------------------------------
(1) Names of reporting persons     DUNCAN P.F. MOUNT

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a)
(b)

--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions)     PF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or place of organization     AUSTRALIA

--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power   8,308 SHARES COMMON STOCK, 2,167 OPTIONS

--------------------------------------------------------------------------------
(8) Shared Voting Power

--------------------------------------------------------------------------------
(9) Sole Dispositive Power     8,308 SHARES COMMON STOCK, 2,167 OPTIONS

--------------------------------------------------------------------------------
(10) Shared Dispositive Power

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    8,308 SHARES COMMON STOCK, 2,167 OPTIONS

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)     1.1%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)     IN


--------------------------------------------------------------------------------





Item 1: Security and Issuer

            Common Stock, $.001 Par Value
            Catuity, Inc 2711 East Jefferson, Detroit, Michigan 48207

Item 2: Identity and Background

         a)       Duncan P. F. Mount

         b)       Lot 8, 54 Lane Cove Road Ingleside, NSW Australia 2101

         c)       Former Chairman and Director/Private Investor

         d)       No

         e)       No

         f)       Australia

Item 3: Source and Amount of Funds or Other Consideration

            This was a sale down to these levels. Amount received by Mr. Mount was A$633,048.

Item 4:  Purpose of Transaction

            Sale was to adjust personal holdings

      a)    No

      b)    No

      c)    No

      d)    No

      e)    No

      f)    No

      g)    No

      h)    No

      i)    No

      j)    No

Item 5: Interest in Securities of the Issuer

      a)    8,308 Direct
            2,167 Vested Options
            1.1%

      b)    Sole Voting Power   8,308 shares of common stock/2,167 options
            Shared Voting Power   none
            Sole Dispositive Power   8,308 shares of common stock/2,167 options
            Shared Dispositive Power   none

      c)    1) Duncan P. F. Mount
            2) June 22, 2005
            3) 38,358 shares sold
            4) 3,358 shares at $15.50 (AUD)
               5,000 shares at $16.00 (AUD)
               18,000 shares at $16.50 (AUD)
               12,000 shares at $17.00 (AUD)
            5) Sales on the Australian Stock Exchange (ASX)

      d)    No

      e)    June 22, 2005

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable

Item 7: Materials to be Filed as Exhibits

      Not Applicable

Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     JUNE 28, 2005

--------------------------------------------------------------------------------
Signature



/S/ DUNCAN P. F. MOUNT
JOHN H. LOWRY III PER POWER OF ATTORNEY/VICE PRESIDENT, CFO AND SECRETARY Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).